Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Announces Agreement Regarding $5 Million Equity Private Placement and Conversion of Certain Outstanding Loans

Athens, Greece, November 28, 2016 Globus Maritime Limited ("Globus," or the “Company"), (NASDAQ: GLBS), a dry bulk shipping company, announced today that it has agreed to issue for gross proceeds of $5 million, an aggregate of 5 million shares of common stock, par value $0.004 per share and a warrant to purchase 25 million shares of common stock at a price of $1.60 per share, in a private placement to a private investor. The Company intends to use the proceeds from the sale of common shares and warrant for general corporate purposes and working capital including repayment of debt.

In connection with the private placement, the Company must terminate an aggregate of $20 million of the outstanding principal and interest of two loans with the relevant lenders in consideration of issuing 20 million shares and warrants exercisable for 7,380,017 common shares at a price of $1.60 per share. The Company expects approximately $1,212,835 (plus accrued interest through closing) to remain outstanding in the aggregate on both loans. In each instance, the outstanding amounts will continue to accrue under the respective loan agreements. Both lenders are related to the Company through common control.

The closing of the transactions described herein are subject to customary closing conditions. Mr. Georgios Feidakis, Globus’s Chairman, stated “we are very pleased with our new investor, this is a strategic initiative on our part to solidify the Company and look for new opportunities for growth which will enhance shareholder value.”

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or any other securities laws and may not be offered or sold in the United States or to a U.S. person absent registration or an applicable exemption from registration requirements.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 DWT and a weighted average age of 8.7 years as of November 15, 2016.

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Safe Harbor Statement

This communication contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended). Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO, CFO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com